AN: SEC

BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586



BERU

Corporate Communications Investor Relations

From/Von: **Stephanie Schaefer/SIR**

Date/Datum: **05.01.2005**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

Fax: **001-202 942 9624**





05005236

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 1 and 2 the current annoncement of the BERU AG

BorgWarner executes majority takeover of BERU – Changes in Supervisory Board

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

1/18

Press Release


BERU

BorgWarner executes majority takeover of BERU – Changes in Supervisory Board

Ludwigsburg, January 5, 2005 --- **Yesterday evening, BorgWarner Germany GmbH, Heidelberg, announced that the closed share purchase agreement as of October 30, 2004 to purchase the majority of BERU AG's shares, had been enforced. BorgWarner Germany GmbH already informed BERU AG on November 1st 2004 about the conclusion of a share purchase agreement with The Carlyle Group and a group of family shareholders of 62.21% of BERU AG's shares and a share purchase option agreement for an additional 0.82% of BERU AG's shares, thus around 63% in total. As a result of the closing of the share purchase agreement, BorgWarner Germany GmbH now has a stake of approximately 62% of BERU AG's share capital.**

In connection with the execution of the share purchase agreement, the four shareholder members of the Supervisory Board – Mr. Gregor Böhm, Managing Director of The Carlyle Group Private Equity GmbH, Munich, Mr. Heinrich Rutt, Managing Director of The Carlyle Group Private Equity GmbH, Munich, as well as Mr. Wolfram Birkel, businessman, Buxtehude, and Dr. Volker Grub, Business Lawyer and Senior Partner of Wellensiek Grub & Partner, Stuttgart, – today resigned from the Supervisory Board, effective as of January 5, 2005, 12:00 a.m.

The Executive Board of BERU AG will ask the register court today to complement the Supervisory Board with court resolution, pursuant to § 104 AktG. Dr. Ulrich Wöhr, Oberursel, Business economist (Dipl.-Kaufmann), Robin J. Adams, Troy/Michigan/USA, U.S. Certified Accountant as well as Chief Financial Officer and Chief Administrative Officer of BorgWarner Inc., Anthony D. Hensel, Troy/Michigan/USA, U.S. Certified Accountant and Vice President of BorgWarner Inc. as well as Alfred Weber, Auburn Hills/Michigan/USA, Business economist (Dipl.-Kaufmann) and Vice President of BorgWarner Inc., are recommended for the appointment of Supervisory Board members.

BorgWarner Germany GmbH published the offer document of the voluntary public tender offer on December 8, 2004. As already announced on November 1st, 2004,

the offered price per BERU AG share amounts to € 67.50 in cash. The term of acceptance for the shareholders is valid until January 24, 2005. BERU AG's Executive Board and Supervisory Board consider the tender offer price of € 67.50 per share as fair and reasonable.

Further information is available at:
BERU AG
Corporate Communications & Investor Relations
Stephan Haas
Tel. +49 (0)7141 13 22 46
E-Mail: corporate-communications@beru.de

BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-246
Fax: +49/7141/132-586


BERU

Corporate
Communications
Investor Relations

From/Von:	**Stephanie Schaefer/SIR**
Date/Datum:	**05.01.2005**
To/An:	**Securities and Exchange Commission** Division of Corporate Finance Office of International Corporate Finance 450 Fifth Street, N.W. Washington DC, 20549
Fax:	**001-202 942 9624**

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir, Madame,

please find as page 1 the current annoncement of the BERU AG

New appointment of BERU's Supervisory Board

Your´s sincerly

i.A.

Stephanie Schaefer
Corporate Communications/Investor Relations

Press Release


BERU

New appointment of BERU's Supervisory Board

Ludwigsburg, January 05, 2005 --- **In its January 05, 2005 decision, the register court Ludwigsburg appointed four new Supervisory Board members. BERU AG's Supervisory Board consisting of six persons, is thus complete again.**

At the request of BERU AG's Executive Board to complement the Supervisory Board with court resolution, according to § 104 AktG, the register court Ludwigsburg appointed Dr. Ulrich Wöhr, Oberursel, Business economist (Dipl.-Kaufmann), Robin J. Adams, Troy/Michigan/USA, U.S. Certified Accountant, as well as Chief Financial Officer and Chief Administrative Officer of BorgWarner Inc., Anthony D. Hensel, Troy/Michigan/USA, U.S. Certified Accountant and Vice President of BorgWarner Inc., as well as Alfred Weber, Auburn Hills/Michigan/USA, Business economist (Dipl.-Kaufmann) and Vice President of BorgWarner Inc., as members of BERU AG's Supervisory Board.

They replace Gregor Böhm and Heinrich Rutt, Managing Directors of The Carlyle Group Private Equity GmbH, Munich, as well as Wolfram Birkel and Dr. Volker Grub, who withdrew from office of the Supervisory Board of the Ludwigsburg-based Automotive supplier and abandoned their Supervisory Board mandates, effective from January 5, 2005, in connection with the execution of the share purchase agreement of roughly 62% of BERU AG's shares through BorgWarner Inc., USA.

BorgWarner Germany GmbH, Heidelberg announced that the share purchase agreement concluded on October 30, 2004 to purchase the majority of BERU AG's shares from Carlyle Group and family shareholders had been executed, and that BorgWarner as a result of the closing of the share purchase agreement now disposes of approximately 62% of BERU shares.

Further information is available at:
BERU AG
Corporate Communications & Investor Relations
Stephan Haas
Tel.: +49 (0)7141 13 22 46
E-Mail: corporate-communications@beru.de